                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 3)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                        Planet Polymer Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    727044109
                                 (CUSIP Number)

                                December 31, 2000
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)




----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 727044109                   13G

----------------------------------------------------------------------------
         (1)      NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Lorraine DiPaolo
-----------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                            (a)  [   ]
                                                            (b)  [   ]
-----------------------------------------------------------------------------
         (3)      SEC USE ONLY
-----------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States
-----------------------------------------------------------------------------
NUMBER OF                    (5)      SOLE VOTING POWER

SHARES                                                      121,600
                             ------------------------------------------------

BENEFICIALLY                 (6)      SHARED VOTING POWER

OWNED BY                                                    450,500
                             ------------------------------------------------

EACH                         (7)      SOLE DISPOSITIVE POWER

REPORTING                                                   121,600
                             ------------------------------------------------

PERSON WITH                  (8)      SHARED DISPOSITIVE POWER

                                                            450,500

-----------------------------------------------------------------------------
         (9)                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                                            572,100

-----------------------------------------------------------------------------
         (10)                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                             EXCLUDES CERTAIN SHARES **
                                                                 [ ]

-----------------------------------------------------------------------------
         (11)                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                    6.6%

------------------------------------------------------------------------------


------------------------------------------------------------------------------
         (12)                TYPE OF REPORTING PERSON  *

                                                            IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.

         (a) The name of the issuer is Planet Polymer Technologies, Inc. (the "Corporation").

         (b) The Corporation's executive office is located at 9985 Businesspark Avenue, San Diego, CA 92131.

Item 2.

         (a) The person filing this statement is Lorraine DiPaolo.

         (b) Ms. DiPaolo's residence is 47 Plaza Street, Brooklyn, NY 11217.

         (c) Ms. DiPaolo is a United States citizen.

         (d) The Security is common stock, no par value per share.

         (e) The CUSIP Number of the Security is 727044109.

Item 3.
         Not applicable.

Item 4.

         (a) Ms. DiPaolo is the beneficial owner of 572,100 shares of the Security through the following:

                     o her direct, personal ownership of 98,600 shares of the Security;

                     o the ownership of 23,000 shares of the Security by her husband, Gordon DiPaolo; and

                     o her ownership of Benchmark Capital Advisors, Inc. ("Benchmark"), an investment adviser registered under the Investment Advisers Act of 1940, in accordance with Section 240.13d-1(b)(1)(ii)(E), by virtue of Benchmark's investment discretion over accounts of its customers that hold 450,500 shares of the Security.

         (b) The amount of shares of the Security beneficially owned by Ms. DiPaolo is 6.6% of the total outstanding shares of the Security.

         (c) (i) Ms. DiPaolo has the sole power to vote or to direct the vote of 121,600 shares of the Security.

             (ii) Ms. DiPaolo shares the power to vote or direct the vote of 450,500 shares of the Security.

             (iii) Ms. DiPaolo has the sole power to dispose, or to direct the disposition, of 121,600 shares of the Security.

             (iv) Ms. DiPaolo shares the power to dispose, or to direct the disposition, of 450,500 shares of the Security.

Item 5.
         Not applicable

Item 6.
         The clients of Benchmark and Gordon DiPaolo have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these individuals has an interest in 5% or more of the total outstanding shares of the Security.

Item 7.
         Not applicable.

Item 8.
         Not applicable.

Item 9.
         Not applicable.

Item 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


September 24, 2001
Date


                             By /s/ Lorraine DiPaolo
                                --------------------
                             Lorraine DiPaolo